Filed by Spirit Airlines, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Spirit Airlines, Inc. SEC File No.: 001-35186 Date: June 8, 2022 The following message was sent from Ted Christie, the Chief Executive Officer of Spirit Airlines, Inc., to all Spirit team members on June 8, 2022. Spirit Family, As you may have seen, today we issued a press release announcing that we have postponed our Special Meeting of Stockholders until June 30, 2022 at 9 a.m. ET. The Special Meeting was postponed to allow our Board to continue discussions with Spirit stockholders, Frontier and JetBlue. We remain bound by the terms of our merger agreement with Frontier, and the Board has not determined that either JetBlue's unsolicited tender offer or its updated proposal received on June 6 constitutes a Superior Proposal as defined in the merger agreement with Frontier. As our Board pursues the course of action that is in the best interests of our stockholders, they will also continue to prioritize the best interests of our Team Members and Guests. I know this delay may be frustrating – I’m sure you were eager to hear the results of the shareholder vote and have a better idea of what lies ahead. Let me reassure you, as we go through this process, we remain focused on the well-being of our Spirit Family. Thank you for your patience along this journey. Although I can’t provide you with full clarity on our path forward at this time, I promise to continue sharing as much as I can with you to keep you informed.

Ted

The following note was sent from Ted Christie, the Chief Executive Officer of Spirit Airlines, Inc., to all Spirit officers on June 8, 2022. All, We just issued a press release and sent a note to all Team Members regarding the postponement of our Special Meeting of Stockholders and plans to continue discussions with Spirit stockholders, Frontier and JetBlue. Here are a few FAQs below to help you field questions from your teams. Thanks for your continued leadership and support for our Spirit Family. Ted FAQ for use to answer questions from Team Members 1. What does a meeting postponement mean? Why did we choose to postpone? • A meeting postponement is a way for companies to delay a stockholder vote. Meetings can be postponed to give stockholders additional time to consider new information (such as a new or revised acquisition proposal) or allow companies additional time to solicit proxies. • In our case, the special meeting was postponed until June 30, 2022 at 9 a.m. ET to allow our Board to continue discussions with Spirit stockholders, Frontier and JetBlue. 2. Does this mean the Spirit Board thinks a combination with JetBlue is superior than its existing merger agreement with Frontier? • No – Spirit's Board has not determined that either JetBlue's unsolicited tender offer or its updated proposal received on June 6 constitutes a Superior Proposal as defined in the merger agreement with Frontier. 3. Does this mean Spirit is no longer going to merge with Frontier? • Spirit remains bound by the terms of the merger agreement with Frontier. • Spirit's Board has not determined that either JetBlue's unsolicited tender offer or its updated proposal received on June 6 constitutes a Superior Proposal as defined in the merger agreement with Frontier. • The Board will respond in due course. 4. When will the Board decide whether JetBlue’s revised offer is considered a “Superior Proposal?” • We cannot say exactly how long the Board’s process will take.

Additional Information About the JetBlue Tender Offer Spirit has filed a solicitation/recommendation statement with respect to the tender offer with the Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE TENDER OFFER AND OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. You will be able to obtain free copies of the solicitation/recommendation statement with respect to the tender offer and other documents filed with the SEC by Spirit through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the documents filed with the SEC by Spirit on Spirit’s Investor Relations website at https://ir.spirit.com. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Important Additional Information Will be Filed with the SEC Frontier has filed with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, that included a definitive Information Statement/Prospectus of Frontier and a definitive Proxy Statement of Spirit. The Form S-4 was declared effective on May 11, 2022 and the prospectus/proxy statement was first mailed to Spirit stockholders on May 11, 2022. Frontier and Spirit also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/ INFORMATION STATEMENT/ PROSPECTUS/ PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED BY FRONTIER OR SPIRIT WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FRONTIER, SPIRIT, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders are able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by Frontier and Spirit through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the information statement and the proxy statement and other documents filed with the SEC by Frontier and Spirit on Frontier's Investor Relations website at https://ir.flyfrontier.com and on Spirit's Investor Relations website at https://ir.spirit.com. Participants in the Solicitation Frontier and Spirit, and certain of their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the Merger Agreement. Information regarding Frontier’s directors and executive officers is contained in Frontier’s definitive proxy statement, which was filed with the SEC on April 13, 2022. Information regarding Spirit’s directors and executive officers is contained in Spirit’s definitive proxy statement, which was filed with the SEC on March 30, 2022. Cautionary Statement Regarding Forward-Looking Information Certain statements in this communication, including statements concerning Frontier, Spirit, JetBlue, the proposed transactions and other matters, should be considered forward-looking within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities

Litigation Reform Act of 1995. These forward-looking statements are based on Frontier’s, Spirit’s and JetBlue’s current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to Frontier’s, Spirit’s and JetBlue’s operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward looking statements. Words such as “expects,” “will,” “plans,” “intends,” “anticipates,” “indicates,” “remains,” “believes,” “estimates,” “forecast,” “guidance,” “outlook,” “goals,” “targets” and other similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed, or assured. All forward-looking statements in this communication are based upon information available to Frontier and Spirit on the date of this communication. Frontier and Spirit undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances, or otherwise, except as required by applicable law. All written and oral forward-looking statements concerning the Frontier merger or other matters addressed in this communication and attributable to Frontier, Spirit, JetBlue or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this communication. Actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Frontier Merger Agreement; failure to obtain applicable regulatory or Spirit stockholder approval in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure of the parties to consummate the transaction; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; demand for the combined company’s services; the growth, change and competitive landscape of the markets in which the combined company participates; expected seasonality trends; diversion of managements’ attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; risks related to investor and rating agency perceptions of each of the parties and their respective business, operations, financial condition and the industry in which they operate; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; that Frontier’s cash and cash equivalents balances, together with the availability under certain credit facilities made available to Frontier and certain of its subsidiaries under its existing credit agreements, will be sufficient to fund Frontier’s operations including capital expenditures over the next 12 months; Frontier’s expectation that based on the information presently known to management, the potential liability related to Frontier’s current litigation will not have a material adverse effect on its financial condition, cash flows or results of operations; that the COVID-19 pandemic will continue to impact the businesses of the companies; ongoing and increase in costs related to IT network security; the outcome of any discussions between JetBlue and Spirit with respect to a possible transaction, including the possibility that the parties will not agree to pursue a business combination transaction or that the terms of any such transaction will be materially different from those described herein; the conditions to the completion of the possible transaction, including the receipt of any required stockholder and regulatory approvals and, in particular, the companies’ expectation as to the likelihood of receipt of antitrust approvals; JetBlue’s ability to finance the possible transaction and the indebtedness JetBlue expects to incur in connection with the possible transaction; the possibility that JetBlue may be unable to achieve expected synergies and operating efficiencies within the expected timeframes or at all and to successfully integrate Spirit’s operations with those of JetBlue, and the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the possible transaction; and other risks and uncertainties set forth from time to time under the sections captioned “Risk Factors” in Frontier’s, Spirit’s and JetBlue’s reports and other documents filed with the SEC from time to time, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q